FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                              As of March 25, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F  X    Form 40-F
                                        ---             ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                    Yes              No  X
                                        ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in
                     connection with Rule 12g3-2(b): 82-       .
                                                        -------

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Nigel Worsnop
Tenaris
1-888 300 5432
www.tenaris.com

Tenaris Adds to Statement on Letter of Intent

Luxembourg, March 24, 2004 - Tenaris S.A. (TS: NYSE, Buenos Aires, Mexico and
TEN: MTA Italy), further to its press release of March 19, 2004, in which it announced that it had signed a letter of intent which may lead to it obtaining a controlling interest in S.C. Silcotub Zalau, clarifies that a transaction with such result, while of strategic relevance for its industrial operations, would not result in obligations having a significant effect on Tenaris's financial position. It is expected that any such transaction may be concluded during the first half of this year; however, no assurances can be given that an agreement to that end will be reached nor that it will be reached within such period.

Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing that its adds to statement on letter of intent.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 25, 2004



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary